Filed Pursuant to Rule 433
Registration No. 333-240328
June 24, 2021

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated June 24, 2021)

Issuer:	Mississippi Power Company
Security:	Series 2021A Floating Rate Senior Notes due June 28, 2024
Expected Ratings:*	Baa1/A-/A-, stable/negative/stable, Moody’s/S&P/Fitch
Size:	$200,000,000
Initial Public Offering Price:	100%
Maturity Date:	June 28, 2024
Redemption:	No redemption prior to maturity
Interest and Interest Payment Dates:	Floating rate based on Compounded SOFR (calculated as described in the Preliminary Prospectus Supplement), plus 30 basis points, calculated quarterly, and payable on March 28, June 28, September 28, and December 28 of each year, beginning September 28, 2021
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	605417 CC6/US605417CC64
Trade Date:	June 24, 2021
Expected Settlement Date:	June 29, 2021 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.
Co-Managers:
Fifth Third Securities, Inc.
Hancock Whitney Investment Services, Inc.
Intesa Sanpaolo S.p.A.
Regions Securities LLC
Academy Securities, Inc.
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Concurrent Offering:	$325,000,000 Series 2021B 3.10% Senior Notes due July 30, 2051, expected to be issued on June 29, 2021. The closing of the offering of the Series 2021A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0727, Barclays Capital Inc. toll free at 1-888-603-5847, Mizuho Securities USA LLC toll free at 1-866-271-7403, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.